# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CREDITRISKMONITOR COM INC, CIK 0000315958
CUSIP: 225426105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 704 EXECUTIVE BOULEVARD, SUITE A, VALLEY COTTAGE, New York (NY), 10989
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000702007

## Reporting persons
- CALDWELL SUTTER CAPITAL, INC.: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 533,270; aggregate amount beneficially owned 533,270 (4.9% of the class)
  Comment: Represents the aggregate number of shares of common stock, par value $0.01 (Common Stock), of the Issuer (the Shares), held by certain advisory clients of Caldwell Sutter Capital, Inc. (Caldwell Sutter), a broker dealer and investment advisor registered under Section 203 of the Investment Advisors Act of 1940. As an investment advisor, Caldwell Sutter has limited power of attorney to execute transactions on behalf its clients, and may be deemed to have dispositive power and be the beneficial owner of the Shares reported herein. No advisor of Caldwell Sutter has voting authority over such Shares, other than Shares any individual advisor may hold in their own accounts.
  
  Based on 10,772,401 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 14, 2024.
- Joseph F. Helmer: type of reporting person: investment adviser (IA), individual (IN); citizenship or place of organization: California (CA); sole voting power 24,064; shared voting power 0; sole dispositive power 14,400; shared dispositive power 533,270; aggregate amount beneficially owned 547,670 (5.1% of the class)
  Comment: Represents (i) 14,400 Shares held by Joseph F. Helmer, of which Mr. Helmer possesses sole voting and dispositive power, and (ii) 9,664 Shares held by the John & Jinx Helmer Revocable Trust, dated January 4, 2005 (the Trust Shares), of which Helmer is trustee. Mr. Helmer has sole voting power over the Trust Shares and shared dispositive power over the Trust Shares, pursuant to an advisory contract granting investment discretion of the Trust Shares to Caldwell Sutter.
  
  Represents (i) the Trust Shares and (ii) 523,606 shares held in client accounts managed by Caldwell Sutter. As President of Cadwell Sutter and an investment advisor to Caldwell Sutter, Mr. Helmer may be deemed to possess investment power and to be the beneficial owner over the shares reported herein.
  
  Based on 10,772,401 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 14, 2024.
- Joseph Raymond: type of reporting person: investment adviser (IA), individual (IN); citizenship or place of organization: California (CA); sole voting power 18,219; shared voting power 0; sole dispositive power 18,219; shared dispositive power 533,270; aggregate amount beneficially owned 541,825 (5% of the class)
  Comment: Represents shares held in client accounts managed by Caldwell Sutter. As an investment advisor to Caldwell Sutter, Mr. Raymond may be deemed to possess investment power and to be the beneficial owner over the shares reported herein.
  
  Based on 10,772,401 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 14, 2024.

## Item 1. Issuer
Name of issuer: CREDITRISKMONITOR COM INC
Address of issuer's principal executive offices: 704 EXECUTIVE BOULEVARD, SUITE A, VALLEY COTTAGE, NEW YORK, 10989.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by:

(1) Caldwell Sutter Capital, Inc., a California corporation, Broker Dealer and registered Investment Advisor (?Caldwell Sutter?);

(2) Joseph F. Helmer, a United States Citizen; and

(3) Joseph Raymond, a United States Citizen (together with Caldwell Sutter and Joseph F. Helmer, the ?Reporting Persons?)
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 30 Liberty Ship Way #3225, Sausalito, CA 94965-3324
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Caldwell Sutter, a broker dealer and investment advisor registered under Section 203 of the Investment Advisors Act of 1940, serves as the investment manager for a number of managed accounts with respect to which it has dispositive authority over the shares held therein, and therefore may be deemed to be the beneficial owner of the shares held in such client accounts. As President of, and an investment manager to, Caldwell Sutter, and in addition to shares held directly, Joseph F. Helmer may be deemed to be the beneficial owner of the shares held by clients in accounts managed by Caldwell Sutter. As an investment manager to Caldwell Sutter, and in addition to shares held directly, Joseph Raymond may be deemed to be the beneficial owner of the shares held by clients in accounts managed by Caldwell Sutter.

Caldwell Sutter Capital, Inc. Amount beneficially owned: 533,270

Joseph F. Helmer Amount beneficially owned: 547,670

Joseph Raymond Amount beneficially owned: 541,825
Percent of class:
The percentage of class is based on 10,772,401 shares of Common Stock outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 14, 2024.

Caldwell Sutter Capital, Inc. Percent of class: 5.0%

Joseph F. Helmer Percent of class: 5.1%

Joseph Raymond Percent of class: 5.0%
Sole power to vote or to direct the vote:
Caldwell Sutter Capital, Inc. 0

Joseph F. Helmer 24,064

Joseph Raymond 18,219
Shared power to vote or to direct the vote:
Caldwell Sutter Capital, Inc. 0

Joseph F. Helmer 0

Joseph Raymond 0
Sole power to dispose or to direct the disposition:
Caldwell Sutter Capital, Inc. 0

Joseph F. Helmer 14,400

Joseph Raymond 18,219
Shared power to dispose or to direct the disposition:
Caldwell Sutter Capital, Inc. 533,270

Joseph F. Helmer 533,270

Joseph Raymond 541,825

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CALDWELL SUTTER CAPITAL, INC.: /s/ Christoper W. Anderson, Christoper W. Anderson ChiefCompliance Officer (02/11/2025)
- Joseph F. Helmer: /s/ Joseph F. Helmer, Joseph F. Helmer President (02/11/2025)
- Joseph Raymond: /s/Joseph Raymond, Joseph Raymond (02/11/2025)